UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

TABLE OF CONTENTS

Exhibits

99.1	Underwriting Agreement dated February 12, 2010 between Labopharm inc. and Deutsche Bank Securities Inc., as representative of the several underwriters

99.2	Form of Warrant Agreement between Labopharm inc. and Computershare Trust Company of Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: February 12, 2010	By:	/S/ FRÉDÉRIC DESPARS
	Name:	Mr. Frédéric Despars
	Title:	Vice-President, General Counsel and Corporate Secretary

Exhibit 99.1

EXECUTION VERSION

LABOPHARM INC.

(incorporated under Part IA of the Companies Act (Québec))

11,764,706 Units

(Each Unit Consisting of 1 Common Share and

a Warrant to Purchase 0.5 Common Shares)

UNDERWRITING AGREEMENT

Dated: February 12, 2010

LABOPHARM INC.

(incorporated under Part IA of the Companies Act (Québec))

11,764,706 Units

(Each Unit Consisting of 1 Common Share and

a Warrant to Purchase 0.5 Common Shares)

UNDERWRITING AGREEMENT

February 12, 2010

Deutsche Bank Securities Inc.

As Representative of the

    Several Underwriters

c/o Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

Ladies and Gentlemen:

Labopharm inc., a company incorporated under Part IA of the Companies Act (Québec) (the “Company”), confirms its agreement with Deutsche Bank Securities Inc. and each of the other underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Deutsche Bank Securities Inc. is acting as representative (in such capacity, the “Representative”), with respect to (i) the sale by the Company, and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of units set forth in Schedule A hereto (the “Units”), each Unit consisting of 1 common share, without par value, of the Company (a “Common Share”) and a warrant to purchase 0.5 Common Shares (collectively, the “Warrants”) and (ii) the grant by the Company to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) hereof to purchase all or any part of 1,764,706 additional Units to cover overallotments, if any. Each Warrant shall entitle the holder thereof to purchase from the Company 1 Common Share (a “Warrant Share”) for a price of U.S.$2.30 per Warrant Share at any time during the period commencing six months from the original issuance date of such Warrant and terminating at 5:30 p.m. (New York City time) on the date that is three years from such original issuance date. The Warrants shall be issued pursuant to, and the exercise thereof shall be governed by, the provisions of a warrant agreement (the “Warrant Agreement”) to be entered into between the Company, as issuer, and Computershare Trust Company of Canada, as warrant agent (the “Warrant Agent”). The Units shall be mandatorily separated after the Closing Time into Common Shares and Warrants. The aforesaid 11,764,706 Units (the “Initial Securities”) to be purchased by the Underwriters and all or any part of the 1,764,706 Units subject to the option described in Section 2(b) hereof (the “Option Securities”) are hereinafter called, collectively, the “Securities.”

The Company understands that the Underwriters propose to make a public offering of the Securities in the United States and in each of the provinces of Canada upon the terms set forth in the General Disclosure Package (as defined below) and in the Final Prospectuses (as defined below).

The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada (the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated November 27, 2009, in the English and French languages (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus dated December 14, 2009, in the English and French languages, in respect of an aggregate of up to C$100,000,000 in certain securities of the Company, including Common Shares and warrants to purchase Common Shares (collectively, the “Shelf Securities”). The Company has selected the Autorité des Marchés Financiers (Québec) (the “Reviewing Authority”) as its principal regulator under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a Passport decision document under the Passport System evidencing that a receipt has been issued (a “Passport Decision Document”) on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated December 14, 2009 relating to the Shelf Securities in the English and French languages, as applicable, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued a Passport Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”). The Company has also prepared and filed with the Qualifying Authorities in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement, dated February 11, 2010, relating to the Securities, which excluded certain information (in the English and French languages, as applicable, together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”).

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-163399) covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended (the “1933 Act”). Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission promulgated under the 1933 Act (the “1933 Act Regulations”)) and including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, and including any amendments thereto filed prior to the date and time that this Agreement is delivered by the parties hereto (the “Execution Time”), has become effective in such form pursuant to Rule 467(a) under the 1933 Act. The various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained therein at the time such registration statement became effective, each as amended at the time of the registration statement became effective and including any post-effective amendment thereto, are hereinafter collectively called the “Registration Statement.” The base prospectus filed as part of the Registration Statement, including all documents incorporated therein by reference, contained in the Registration Statement at the Execution Time is hereinafter called the “U.S. Base Prospectus.” The preliminary prospectus supplement dated February 11, 2010 relating to the offering of the Securities, including all documents incorporated therein by reference, filed with the Commission pursuant to General Instruction II.L of Form F-10 under the 1933 Act on February 12, 2010, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus.”

In addition, the Company (i) shall prepare and file with the Qualifying Authorities in accordance with Section 3(a) hereof a final prospectus supplement (in the English and French languages) relating to the Securities, which includes the information omitted from the Canadian Preliminary Prospectus

(together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Final Prospectus”), and (ii) shall prepare and file with the Commission pursuant to General Instruction II.L of Form F-10 and in accordance with Section 3(a) hereof a final prospectus supplement relating to the offering of the Securities (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Final Prospectus”). The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are referred to herein as the “Preliminary Prospectuses,” and the U.S. Final Prospectus and the Canadian Final Prospectus are referred to herein as the “Final Prospectuses.” Any amendment to the Canadian Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form or material change report that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Securities, where such document is deemed to be incorporated by reference into the Canadian Final Prospectus, is referred to herein collectively as the “Supplementary Material.” Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the 1933 Act Regulations and (ii) any such document so filed.

The Company understands that a portion of the Securities may be offered and sold in a public offering in the Qualifying Jurisdictions conducted through Deutsche Bank Securities Limited, an affiliate of Deutsche Bank Securities Inc. (the “Sub-underwriter”), pursuant to the Canadian Final Prospectus. The Sub-underwriter, subject to the terms and conditions set forth herein, agrees and covenants with the Company to use reasonable efforts to sell the Securities in the Qualifying Jurisdictions. Any Securities so sold will be purchased by the Sub-underwriter from Deutsche Bank Securities Inc. at the Closing Time (as hereinafter defined) at a price equal to the purchase price as set forth in Schedule B hereto or such purchase price less an amount to be mutually agreed upon between the Sub-underwriter and Deutsche Bank Securities Inc., which amount shall not be greater than the underwriting commission as set forth in Schedule B hereto.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

For purposes of this Agreement, all references to the Registration Statement, the U.S. Base Prospectus or the U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus (as defined below) or the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”). For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the 1933 Act Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final

Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), which is incorporated by reference in or otherwise deemed by 1933 Act Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be.

SECTION 1. Representations and Warranties.

(a) Representations and Warranties by the Company. The Company represents and warrants to each Underwriter and the Sub-underwriter as of the date hereof, as of the Applicable Time referred to in Section 1(a)(i) hereof, as of the Closing Time referred to in Section 2(c) hereof, and as of each Date of Delivery (if any) referred to in Section 2(b) hereof, and agrees with each Underwriter and the Sub-underwriter as follows:

(i) Eligibility and Compliance with Registration Requirements. The Company is a reporting issuer (or equivalent thereof) in each Qualifying Jurisdiction, is not in default under the securities laws of any Qualifying Jurisdiction, and is in compliance in all material respects with its timely disclosure obligations under the 1934 Act, the Canadian Securities Laws and the requirements of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Market (“Nasdaq”). The Company meets the general eligibility requirements for use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Company meets the general eligibility requirements for use of Form F-10 under the 1933 Act. The Reviewing Authority has issued a Passport Decision Document on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus; subsequent to the issuance of the Passport Decision Document for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed or transmitted for filing with the Qualifying Authorities, except for documents relating to the Company’s Standby Equity Distribution Agreement with YA Global Master SPV Ltd. (the “SEDA”) and any other document filed with the Qualifying Authorities subsequent to the date of such Passport Decision Document in the form heretofore delivered to the Representative. The Registration Statement has become effective pursuant to Rule 467(a) under the 1933 Act; the Company has included in the Registration Statement all information required by the 1933 Act and 1933 Act Regulations to be included in such Registration Statement; subsequent to the effectiveness of the Registration Statement, no other document with respect to the Registration Statement has heretofore been filed or transmitted for filing with the Commission, except for documents relating to the SEDA and any other document filed with the Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Representative; and no stop order suspending the effectiveness of the Registration Statement and no other order preventing or suspending its use or the use of the U.S. Base Prospectus, the U.S. Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company (including the Securities) has been issued or made by any Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any such authority. Any request on the part of the Commission, any Qualifying Authority or any other securities commission, stock exchange or other regulatory authority for additional information in connection with the offering contemplated hereby has been complied with.

At the time of filing thereof with the Qualifying Authorities and at the Closing Time (as defined in Section 2(c)) (and, if any Option Securities are purchased, at the Date of Delivery (as defined in Section 2(b)): (A) the Canadian Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) complied and will comply in all material respects with the securities laws applicable in the Qualifying Jurisdictions and the respective rules and regulations made and forms prescribed under such laws together with applicable published policy statements (including, without limitation, the Canadian Shelf Procedures) and applicable notices of the Qualifying Authorities made in connection with the transactions contemplated by this Agreement (collectively, the “Canadian Securities Laws”); and (B) the Canadian Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) constituted and will constitute full, true and plain disclosure of all material facts relating to the Securities and the Company and its subsidiaries, taken as a whole, and did not and will not contain a misrepresentation, as defined under Canadian Securities Laws, and did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. At the time the Registration Statement became effective under the 1933 Act and as of the Execution Time, the Registration Statement did, and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery) the U.S. Final Prospectus (and any supplements thereto) will, comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations; at the time the Registration Statement became effective under the 1933 Act, as of the Execution Time and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery), the Registration Statement did not, and, together with the information set forth on Schedule C hereto, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and when the U.S. Final Prospectus (and any supplement thereto) is first filed in accordance with General Instruction II.L of Form F-10 and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery), the U.S. Final Prospectus (and any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Preliminary Prospectus conformed and will conform to the Canadian Preliminary Prospectus and the U.S. Final Prospectus conformed and will conform to the Canadian Final Prospectus, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission.

As of the Applicable Time (as defined below), neither (x) any Issuer General Use Free Writing Prospectus (as defined below) issued at or prior to the Applicable Time and the U.S. Preliminary Prospectus and the information included on Schedule C hereto, all considered together (collectively, the “General Disclosure Package”), nor (y) any individual Issuer Limited

Use Free Writing Prospectus (as defined below), when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As used in this subsection and elsewhere in this Agreement:

“Applicable Time” means 8:15 am (Eastern time) on February 12, 2010, or such other time as agreed by the Company and the Representative.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), relating to the Securities that (i) is required to be filed with the Commission by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the Commission or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Schedule D hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities or until any earlier date that the Company notified or notifies the Representative as described in Section 3(e), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses, including any document incorporated by reference therein that has not been superseded or modified.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, the Final Prospectuses, any Supplementary Material or any Issuer Free Writing Prospectus made in reliance upon and in conformity with written information furnished to the Company by any Underwriter or Sub-underwriter through the Representative expressly for use therein.

The U.S. Preliminary Prospectus and the U.S. Final Prospectus delivered or to be delivered to the Underwriters and the Sub-underwriter for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Canadian Preliminary Prospectus and the Canadian Final Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed by the Company with the Qualifying Authorities pursuant to SEDAR.

At the time of filing the Registration Statement and any post-effective amendments thereto, at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations) of the Securities and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 of the 1933 Act Regulations.

(ii) Incorporation of Documents by Reference. Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied or will comply when so filed and at the Closing Time (and, if any Option Securities are purchased, at any Date of Delivery) in all material respects with Canadian Securities Laws, and did not or will not contain a misrepresentation as defined under Canadian Securities Laws, and none of such documents contained or will contain at the time of its filing and at the Closing Time (and, if any Option Securities are purchased, at any Date of Delivery) any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus and the U.S. Final Prospectus or otherwise deemed to be a part thereof or included therein, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission under the 1934 Act (the “1934 Act Regulations”), and, when read together with the other information in (A) the U.S. Base Prospectus at the time the Registration Statement became effective, (B) the General Disclosure Package at the Applicable Time and (C) the U.S. Final Prospectus as of its date and at the Closing Time (and, if any Option Securities are purchased, at any Date of Delivery), did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(iii) Independent Accountants. Ernst & Young LLP, who has audited the consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses are independent public accountants as required by the 1933 Act, the 1933 Act Regulations and Canadian Securities Laws, are in good standing with the Canadian Public Accountability Board and are independent with respect to the Company within the meaning of the Sarbanes-Oxley Act (as defined below) for the periods required under the general instruction (III. B.) of Form F-10, the Companies Act (Québec) and applicable Canadian Securities Laws. There has not been a “reportable event” (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) between Ernst & Young LLP and the Company.

(iv) Financial Statements. The Company’s consolidated financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses, together with the related notes, present fairly the consolidated financial position of the Company and its consolidated subsidiaries at the dates indicated and the consolidated statements of earnings (loss), shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified. Said financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis throughout the periods involved and have been reconciled to generally accepted accounting principles in the United States of America

(“U.S. GAAP”) in accordance with Item 18 of Form 20-F under the 1934 Act. The selected annual information and selected quarterly information included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses present fairly the information shown therein and the selected annual information and selected quarterly information has been compiled in all material respects on a basis consistent with that of the audited consolidated financial statements included in the Registration Statement, the General Disclosure Package and the Final Prospectuses.

(v) No Material Adverse Change in Business. Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Final Prospectuses, as each may be amended or supplemented, there has not been any material adverse change in or affecting the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise), or prospects of the Company and its subsidiaries taken as a whole, whether or not occurring in the ordinary course of business (a “Material Adverse Effect”), and there has not been any material transaction entered into or any material transaction that is probable of being entered into by the Company or the Subsidiaries, other than transactions in the ordinary course of business and changes and transactions described in the Registration Statement, the General Disclosure Package and the Final Prospectuses, as each may be amended or supplemented. The Company and the Subsidiaries have no material contingent obligations which are not disclosed in the Company’s financial statements which are included in the Registration Statement, the General Disclosure Package and the Final Prospectuses.

(vi) Good Standing of the Company. The Company has been duly incorporated and is validly existing as a company in good standing under the laws of the Province of Québec and has all the necessary corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Final Prospectuses and to enter into and perform its obligations under this Agreement, the Warrant Agreement and the Warrants; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing could not reasonably be expected to result in a Material Adverse Effect.

(vii) Good Standing of Subsidiaries. Each “significant subsidiary” of the Company (as such term is defined in Rule 1-02 of Regulation S-X under the 1934 Act) (each a “Subsidiary” and, collectively, the “Subsidiaries”) is listed on Schedule E to this Agreement. Each Subsidiary has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Final Prospectuses and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing could not reasonably be expected to result in a Material Adverse Effect. All of the issued and outstanding shares in the capital of each Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity, except for any security interests, mortgages, pledges, liens, encumbrances, claims or equities that are described in the General Disclosure Package and the Final Prospectuses; none of the outstanding shares in the capital of each of the Subsidiaries was issued in violation of preemptive or other similar rights of any shareholder of such Subsidiary. The only subsidiaries of the Company are the subsidiaries listed on Schedule E to this Agreement.

(viii) Capitalization. The authorized, issued and outstanding share capital of the Company is as set forth in the Preliminary Prospectuses as of the date specified and there have been no material changes to the share capital except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the General Disclosure Package or pursuant to the exercise of convertible securities or options referred to in the General Disclosure Package. All of the issued and outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable and have been issued in compliance with all U.S. and Canadian securities laws; none of the outstanding shares in the capital of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company. Except as disclosed in the General Disclosure Package, the Company does not have any options or warrants to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, any of its share capital or any such options, rights, convertible securities or obligations. The description of the Company’s employee benefit plans, and the options or other rights granted thereunder, as set forth in the General Disclosure Package, accurately and fairly presents the information required to be disclosed with respect to such plans, options and rights. Except as disclosed in the General Disclosure Package, to the knowledge of the Company, there are no agreements, arrangements or understandings among or between any shareholders of the Company with respect to the Company or the voting or disposition of the Company’s share capital that will survive the sale of the Securities pursuant to this Agreement.

(ix) Authorization. This Agreement has been duly authorized, executed and delivered by the Company. The Warrant Agreement has been duly authorized by the Company and, when duly executed and delivered by the Company (assuming the due authorization, execution and delivery thereof by the Warrant Trustee), will be a legally binding and valid obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and relating to general principles of equity. The Warrant Agreement, when executed and delivered, will conform in all material respects to the description thereof in the General Disclosure Package and the Final Prospectuses.

(x) Authorization and Description of Securities. The Securities to be purchased by the Underwriters from the Company have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement; the Warrant Shares have been duly authorized for issuance and delivery to holders of Warrants upon the exercise of such Warrants in accordance with their terms; each of the Common Shares offered hereby, the Warrant Shares and the Warrants, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein (or, in the case of the Warrant Shares, when issued upon exercise of the Warrants in accordance with their terms), will be validly issued and fully paid and non-assessable; the Common Shares conform to all statements relating thereto contained in the General Disclosure Package and the Final Prospectuses and such description conforms to the rights set forth in the instruments defining the same; no holder of the Securities will be subject to personal liability by reason of being such a holder; and the issuance of the Securities is not subject to the preemptive or other similar rights of any securityholder of the Company.

(xi) Absence of Defaults and Conflicts. Neither the Company nor any of its subsidiaries is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”) except for such defaults that could not reasonably be expected to result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement and the Warrant Agreement and the consummation of the transactions contemplated herein and therein and in the General Disclosure Package and the Final Prospectuses (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the General Disclosure Package and the Final Prospectuses under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder and thereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that could not reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any subsidiary or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality, court, domestic or foreign, or stock exchange having jurisdiction over the Company or any subsidiary or any of their assets, properties or operations. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any subsidiary.

(xii) Absence of Labor Dispute. No labor dispute with the employees of the Company or any subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(xiii) Absence of Proceedings. Except as disclosed in the Registration Statement, the General Disclosure Package or the Final Prospectuses, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any subsidiary, which is required to be disclosed in the Registration Statement, the General Disclosure Package or the Final Prospectuses, or which, singly or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, or which, singly or in the aggregate, could reasonably be expected to materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder.

(xiv) Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the General Disclosure Package, the Final Prospectuses or the documents incorporated by reference therein or to be filed as exhibits thereto which have not been so described and filed as required.

(xv) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except (i) such as have been obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws and (ii) such as have been obtained or as may be required under Canadian Securities Laws.

(xvi) Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(xvii) Title to Property. The Company and its subsidiaries do not own real property. The Company and its subsidiaries have good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the General Disclosure Package or (b) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the General Disclosure Package, are in full force and effect, and neither the Company nor any subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(xviii) Investment Company Act. The Company is not required, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the General Disclosure Package will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

(xix) Environmental Laws. Except as described in the General Disclosure Package and except as could not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or civil law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental

Law against the Company or any of its subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(xx) Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered or qualified for distribution pursuant to the Registration Statement or the Canadian Final Prospectus or otherwise registered by the Company under the 1933 Act or qualified for distribution under Canadian Securities Laws.

(xxi) Disclosure Controls. The Company and its subsidiaries maintain disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the 1934 Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109 - Certification of Disclosures in Issuer’s Annual and Interim Filings; such controls and procedures are effective to ensure that all material information concerning the Company and its subsidiaries is made known, on a timely basis, to the individuals responsible for the preparation of the Company’s filings with the Commission and the Qualifying Authorities.

(xxii) Accounting Controls. The Company and each of its subsidiaries maintain a system of internal accounting controls, which together are sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP and as reconciled with U.S. GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(xxiii) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or, to the Company’s knowledge, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(xxiv) Payment of Taxes. All United States federal and Canadian federal income tax returns of the Company and its subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. The United States federal and the Canadian federal income tax returns of the Company through the fiscal year ended December 31, 2008 have been settled and no assessment in connection therewith has been made against the Company. The Company and its subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable foreign, provincial, state, local or other law except insofar as the failure to file such returns could not reasonably be expected to result in a Material Adverse

Effect, and have paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that could not reasonably be expected to result in a Material Adverse Effect. The statements set forth in the General Disclosure Package and the Final Prospectuses under the caption “Certain Income Tax Considerations” insofar as they purport to describe the tax consequences to holders in respect of the payment of dividends and distributions, and withholding taxes, duties and other similar taxes, are a fair and accurate summary of such tax consequences.

(xxv) Insurance. The Company and its subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or any subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that could not reasonably be expected to result in a Material Adverse Change. Neither of the Company nor any subsidiary has been denied any insurance coverage, which it has sought or for which it has applied.

(xxvi) Statistical and Market-Related Data. Any statistical and market-related data included in the Registration Statement, the General Disclosure Package and the Final Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources, to the extent any such consent is required.

(xxvii) Foreign Corrupt Practices Act. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a material violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in material compliance with the FCPA.

(xxviii) Money Laundering Laws. The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xxix) OFAC. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(xxx) Compliance with Laws. The Company and its subsidiaries, and to the Company’s knowledge, others who perform services on behalf of the Company or its subsidiaries in the performance of such services on behalf of the Company or its subsidiaries, have been and are in compliance with, and conduct their businesses in conformity with, all applicable U.S., Canadian and foreign federal, provincial, state and local laws, rules and regulations, standards, and all applicable ordinances, judgments, decrees, orders and injunctions of any court or governmental agency or body or the TSX or Nasdaq, including without limitation all regulations promulgated by the U.S. Food and Drug Administration (the “FDA”) or any other U.S., Canadian and foreign federal, provincial, state, local agencies or bodies engaged in the regulation of clinical trials, pharmaceuticals, or biohazardous substances or materials, except where the failure to be in compliance or conformity could not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received any notice citing action or inaction by the Company or any of its subsidiaries, or others who perform services on behalf of the Company or its subsidiaries, that would constitute non-compliance with any applicable U.S., Canadian or foreign federal, provincial, state or local laws, rules, regulations, or standards; and to the knowledge of the Company, other than as set forth in the General Disclosure Package, no prospective change in any applicable U.S., Canadian and foreign federal, provincial, state, or local laws, rules, regulations or standards has been adopted which, when made effective, would have a Material Adverse Effect.

(xxxi) Director or Officer Loans. There are no outstanding loans, advances (except normal advances for business expense in the ordinary course of business) or guarantees or indebtedness by the Company or any of its subsidiaries, to or for the benefit of any of the officers or directors of the Company or any of their respective family members.

(xxxii) Off-Balance Sheet Arrangements. There are no transactions, arrangements or other relationships between and/or among the Company, any of its subsidiaries, any of its affiliates (as such term is defined in Rule 405 of the 1933 Act Regulations) and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity that could materially affect the Company’s liquidity or the availability of or requirements for its capital resources required to be described in the Registration Statement, the General Disclosure Package and the Final Prospectuses which have not been described as required.

(xxxiii) Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them as described in the General Disclosure Package and the Final Prospectuses, including without limitation, all such registrations, approvals, certificates, authorizations and permits required by the FDA or any other federal, provincial, state, local or foreign agencies or bodies engaged in the regulation of clinical trials, pharmaceuticals, or biohazardous substances or materials, except where the failure so to possess could not, singly or in the aggregate, reasonably be expected to result in a Material

Adverse Effect; the Company and its subsidiaries are in compliance with the requirements of all such Governmental Licenses, except where the failure so to comply could not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect could not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation, suspension, modification, withdrawal, or termination of any such Governmental Licenses, and there are no facts or circumstances, including without limitation facts or circumstances relating to the revocation, suspension, modification, withdrawal or termination of any Governmental Licenses held by others, known to the Company, that could lead to the revocation, suspension, modification, withdrawal or termination of any such Governmental Licenses, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect. Neither the Company nor any of its subsidiaries has reason to believe that any party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing, or revoking the same in any material respect. Neither the Company nor any of its subsidiaries has failed to submit to the FDA an Investigational New Drug Application for a clinical trial it is conducting or sponsoring, except where such failure could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect; all such submissions and any New Drug Application submission were in material compliance with applicable laws when submitted and no material deficiencies have been asserted by the FDA with respect to any such submissions, except any deficiencies which could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(xxxiv) Tests and Preclinical and Clinical Studies. The Company and its subsidiaries have operated and currently are in compliance with all applicable laws, rules and regulations of the FDA, the Therapeutic Products Directorate (“TPD”), the European Medicines Agency (“EMEA”), the European Commission’s Enterprise Directorate General and the regulatory agencies within each Member State granting Marketing Authorization through the Mutual Recognition Procedure or any other federal, provincial, state, local or foreign governmental or quasi-governmental body exercising comparable authority, except where the failure to so operate or be in compliance could not reasonably be expected to have a Material Adverse Effect. The tests and preclinical and clinical studies conducted by the Company or any of its subsidiaries or, to the Company’s knowledge, on behalf of the Company or any of its subsidiaries pursuant to agreement with the Company or any of its subsidiaries, that are described in the General Disclosure Package were and, if still pending, are being, conducted in all material respects in accordance with the protocols submitted to the FDA, TPD, EMEA, European Commission’s Enterprise Directorate General or any other governmental or quasi-governmental body exercising comparable authority, procedures and controls pursuant to, where applicable, accepted professional and scientific standards and principles, and all applicable laws and regulations; the descriptions of the tests and preclinical and clinical studies, and results thereof, conducted by or, to the Company’s knowledge, on behalf of the Company or any of its subsidiaries contained in the General Disclosure Package are accurate and complete in all material respects; neither the Company nor any of its subsidiaries is aware of any other trials, studies or tests, the results of which reasonably call into question the results described or referred to in the General Disclosure Package; and neither the Company nor any of its subsidiaries has received any written notice or correspondence from the FDA, TPD, EMEA, European Commission’s Enterprise Directorate General or any foreign, state or local governmental or quasi-governmental body exercising comparable authority requiring the termination, suspension, material modification or clinical hold of any tests or preclinical or clinical studies, or such written notice or correspondence from any Institutional Review Board or comparable authority requiring the termination, suspension, material modification or clinical hold of a clinical study, conducted by or on behalf of the Company or any of its subsidiaries, which termination, suspension, material modification or clinical hold would reasonably be expected to have a Material Adverse Effect; and the Company has not received any written notices or correspondences from others concerning the termination, suspension, material modification or clinical hold of any tests or preclinical or clinical studies conducted by others on the existing products of the Company or the products described in the General Disclosure Package or the Final Prospectuses as being under development, which termination, suspension, material modification or clinical hold would reasonably be expected to have a Material Adverse Effect.

(xxxv) Intellectual Property. Except as described in the General Disclosure Package or as could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its subsidiaries own, possess or have adequate rights to use the Company Intellectual Property (as defined below), (b) neither the Company nor any of its subsidiaries has received any notice or claim from any person alleging that, and neither is otherwise aware that, the conduct of the business of the Company and its subsidiaries, in the manner in which it has been conducted and is contemplated to be conducted, as described in the General Disclosure Package, constitutes or would constitute of any infringement of, misappropriation of, or conflict with, any Intellectual Property right of any third party, (c) to the Company’s knowledge, no third party, including any academic or governmental organization, possesses or has the right to obtain rights to the Company Intellectual Property which, if exercised, could enable such party to develop products competitive with those of the Company or any of its subsidiaries, and (d) neither the Company nor any of its subsidiaries is obligated to pay a material royalty, grant a material license, or provide other material consideration to any third party in connection with the Company Intellectual Property. For purposes of this Agreement, “Intellectual Property” means patents, patent rights, patent applications, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names, and “Company Intellectual Property” means Intellectual Property that is necessary to carry on the business now operated and as planned to be operated by the Company and its subsidiaries as described in the General Disclosure Package. To the knowledge of the Company, no third party is engaging in any activity that infringes, misappropriates or otherwise violates the Company Intellectual Property owned by or licensed to the Company or any of its subsidiaries, except as described in the General Disclosure Package and except for such activities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. With respect to each material agreement governing all rights in and to any Company Intellectual Property licensed by or licensed to the Company or any of its subsidiaries, except as described in the General Disclosure Package, (i) such agreement is valid and binding and in full force and effect; (ii) neither the Company nor any of it subsidiaries has received any notice of termination or cancellation under such agreement, received any notice of breach or default under such agreement, which breach has not been cured, and granted to any third party any rights, adverse or otherwise, under such agreement that would constitute a material breach of such agreement; and (iii) neither the Company or any of its subsidiaries or, to Company’s knowledge, any other party to such agreement, is in breach or default thereof in any material respect, and no event has occurred that, with notice or lapse of time, would constitute such a material breach or default or permit termination, modification or acceleration under such agreement.

(xxxvi) PTO Applications. Except as described in the General Disclosure Package, the Company and its subsidiaries have properly filed or caused to be filed with the United States Patent and Trademark Office (the “PTO”) and applicable foreign and international patent authorities all pending or issued patent applications owned by the Company (the “Company

Patent Applications”), except for four (4) Canadian patent applications owned by the Company and its subsidiaries that are deemed abandoned pending their reinstatement through the filing of fees, responses to office action and request for reinstatement with the Canadian Intellectual Property Office. To the knowledge of the Company, the Company and its subsidiaries have complied with the PTO’s duty of candor and disclosure, have disclosed in due course or will disclose all material facts, printed publications and patent references to the PTO, and have made no material misrepresentation in the Company Patent Applications filed in the United States. To the knowledge of the Company, the Company and its subsidiaries have disclosed in due course or will disclose all material facts, printed publications and patent references to those patent offices so requiring and have made no material misrepresentation in the Company Patent Applications filed outside the United States. Neither the Company nor its subsidiaries has knowledge of any information which would preclude the patentability, validity or enforceability of any material patents and patent applications in the Company Intellectual Property. Neither the Company nor its subsidiaries has knowledge of any information which would preclude the Company, its subsidiaries or, as applicable, its licensors from having clear title to the material patents and patent applications in the Company Intellectual Property. Except as disclosed in the General Disclosure Package, all assignments for all patents and/or patent applications in the Company Intellectual Property have been properly executed and recorded for each named inventor except to the extent that the failure to execute and record an assignment could not reasonably be expected to have a Material Adverse Effect.

(xxxvii) Nasdaq Listing; TSX Listing. The Securities are registered pursuant to Section 12(b) of the 1934 Act and are listed on the Nasdaq, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Securities under the Exchange Act or delisting the Securities from the Nasdaq, nor has the Company received any notification that the Commission or the Nasdaq is contemplating terminating such registration or listing. The TSX has conditionally approved the listing of the Securities, subject to the Company fulfilling all of the requirements of the TSX.

(xxxviii) Foreign Status. The Company is a “foreign private issuer” within the meaning of Rule 3b-4 under the 1934 Act.

(xxxix) Non-Arm’s Length Transactions. To the knowledge of the Company, except as disclosed in the General Disclosure Package and the Final Prospectuses, neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or any other person not dealing at arm’s length with the Company or any such subsidiary which is required to be disclosed by applicable Canadian Securities Laws.

(b) Officer’s Certificates. Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Representative or to counsel for the Underwriters and the Sub-underwriter shall be deemed a representation and warranty by the Company to each Underwriter and the Sub-underwriter as to the matters covered thereby.

SECTION 2. Sale and Delivery to Underwriters; Closing.

(a) Initial Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the price per share set forth in Schedule B, the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.

(b) Option Securities. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to the Underwriters, severally and not jointly, to purchase up to an additional 1,764,706 Units at the price per share set forth in Schedule B. The option hereby granted will expire 30 days after the date hereof and may be exercised in whole or in part from time to time only for the purpose of covering overallotments which may be made in connection with the offering and distribution of the Initial Securities upon notice by the Representative to the Company setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery (a “Date of Delivery”) shall be determined by the Representative, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time, as hereinafter defined. If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities, subject in each case to such adjustments as the Representative in its sole discretion shall make to eliminate any sales or purchases of fractional Securities.

(c) Payment. Payment of the purchase price for, and delivery of certificates for, the Initial Securities shall be made at the offices of Fasken Martineau DuMoulin LLP, Stock Exchange Tower, Suite 3700, P.O. Box 242, 800 Place-Victoria, Montréal, Québec, Canada H4Z 1E9, or at such other place as shall be agreed upon by the Representative and the Company, at 9:00 A.M. (Montreal time) on the third (fourth, if the pricing occurs after 4:30 p.m. (New York time) on any given day) business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representative and the Company (such time and date of payment and delivery being herein called “Closing Time”).

In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of certificates for, such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representative and the Company, on each Date of Delivery as specified in the notice from the Representative to the Company.

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company against delivery to the Representative for the respective accounts of the Underwriters of the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase. Payment to the Company with respect to the Securities the Underwriters have sold or expect to sell shall be made in U.S. dollars, as set forth in Schedule B hereto. Deutsche Bank Securities Inc., individually and not as representative of the Underwriters or the Sub-underwriter, may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter or Sub-underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter or Sub-underwriter from its obligations hereunder.

(d) Denominations; Registration. Certificates for the Initial Securities and the Option Securities, if any, shall be in such denominations and registered in such names as the Representative may request in writing at least one full business day before the Closing Time or the relevant Date of Delivery, as the case may be. The certificates for the Initial Securities and the Option Securities, if any, will be made available for examination and packaging by the Representative in The City of New York not later than 10:00 A.M. (New York City time) on the business day prior to the Closing Time or the relevant Date of Delivery, as the case may be.

(e) Sub-underwriter Notification. The Sub-underwriter shall notify Deutsche Bank Securities Inc. at least 48 hours prior to the Closing Time (or Date of Delivery, as applicable) of the number of the Securities to be sold by the Sub-underwriter in the Qualifying Jurisdictions and, subject to the completion of the purchase of the Securities hereunder, Deutsche Bank Securities Inc. agrees to sell to the Sub-underwriter, and the Sub-underwriter agrees to purchase from Deutsche Bank Securities Inc., at a price equal to the purchase price set forth in Schedule B hereto or at such purchase price less an amount to be mutually agreed upon between the Sub-underwriter and Deutsche Bank Securities Inc., which amount shall not be greater than the underwriting commission as set forth in Schedule B hereto, such number of the Securities at the Closing Time (or Date of Delivery as applicable).

SECTION 3. Covenants of the Company. The Company covenants with each Underwriter and the Sub-underwriter as follows:

(a) Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(b), will prepare the Canadian Final Prospectus in accordance with the Canadian Shelf Procedures and the U.S. Final Prospectus, consisting of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, in each case in a form reasonably approved by the Representative, and will file (i) the Canadian Final Prospectus (in English and French) with the Reviewing Authority and the Qualifying Authorities pursuant to the Canadian Shelf Procedures as soon as possible but not later than 8:00 a.m. (Montreal time) on February 15, 2010, and (ii) the U.S. Final Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 not later than 7:00 a.m. (Montreal time) on February 16, 2010. The Company will notify the Representative promptly, and confirm the notice as applicable, (1) when the Canadian Final Prospectus shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures, (2) when the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (3) prior to the termination of the offering of the Securities, of any request by the Qualifying Authorities to amend or supplement, as applicable, the Canadian Base Prospectus, the Canadian Final Prospectus or any document incorporated by reference therein or for additional information or of any request by the Commission to amend the Registration Statement or to amend or supplement, as applicable, the U.S. Base Prospectus, the U.S. Final Prospectus or any document incorporated by reference therein or for additional information, (4) of the time when, prior to the termination of the offering of the Securities, any amendment or supplement, as applicable, to the Canadian Base Prospectus or any document incorporated by reference therein has been filed with or receipted by the Reviewing Authority, or of the filing with, or mailing or the delivery to, the Commission for filing of any amendment of the Registration Statement or supplement to the U.S. Base Prospectus, (5) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending its use or the use of the U.S. Base Prospectus, the Preliminary U.S. Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus, (6) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with the offering of the Securities, (7) of the receipt by the Company of any communication from a Qualifying Authority or any other regulatory authority in Canada relating to the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the offering of the Securities or the listing of the Common Shares offered hereby on the TSX, (8) of the receipt by the Company of any communication relating to the listing of the Common Shares offered hereby or Warrant Shares on Nasdaq, and (9) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for offering or sale in any jurisdiction or the suspension of the trading in any securities of the Company or the initiation or threatening of any proceeding for any of such purposes. The Company will make every reasonable effort to prevent the issuance of any such stop order or the occurrence of any such suspension or objection and, upon such issuance, occurrence or objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or suspension, including, if necessary, by filing an amendment to the Registration Statement or the Canadian Base Prospectus or a new registration statement and will make every reasonable effort to have such amendment or new registration statement declared effective or qualified at the earliest possible time.

(b) Filing of Amendments and Exchange Act Documents. The Company will give the Representative notice of its intention to file or prepare any amendment to the Registration Statement or any amendment or supplement or revision, as applicable, to the U.S. Base Prospectus, the Canadian Base Prospectus, any Issuer Free Writing Prospectus or any Supplementary Material, and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters and the Sub-underwriter shall reasonably object. The Company has given the Representative notice of any filings made pursuant to the 1934 Act or 1934 Act Regulations or Canadian Securities Laws within 48 hours prior to the Applicable Time; the Company will give the Representative notice of its intention to make any such filing from the Applicable Time to the Closing Time and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters and the Sub-underwriter shall reasonably object.

(c) Delivery of Filed Documents. The Company has furnished or will deliver to the Representative and counsel for the Underwriters and the Sub-underwriter, without charge, (A) a copy (printed in English and French) of the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material, approved, signed and certified as required by Canadian Securities Laws and (B) copies with conformed signatures of the Registration Statements as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein), the Form F-X and all consents and certificates of experts, and will also deliver to the Representative, without charge, a conformed copy of the Registration Statements as originally filed and of each amendment thereto (without exhibits) for each of the Underwriters. The copies of the Registration Statements and each amendment thereto furnished to the Underwriters and the Sub-underwriter will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Company will also deliver to the Representative and counsel for the Underwriters and the Sub-underwriter copies of all correspondence with the Qualifying Authorities relating to any proposed or requested exemptions from the requirements of applicable securities laws.

(d) Delivery of Prospectuses. The Company has delivered to each Underwriter and the Sub-underwriter, without charge, as many copies of each U.S. Preliminary Prospectus and Canadian Preliminary Prospectus as such Underwriter and the Sub-underwriter have reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act and applicable Canadian Securities Laws. The Company will furnish to each Underwriter and the Sub-underwriter, without charge, during the period when a prospectus is required to be delivered under the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws, such number of copies of the U.S. Final Prospectus and Canadian Final Prospectus (each as amended or supplemented) as such Underwriter and the Sub-underwriter may reasonably request. The U.S. Final Prospectus and any amendments or supplements thereto furnished to the Underwriters and the Sub-underwriter will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. Each of the English and French versions of the Canadian Final Prospectus furnished to the Underwriters and the Sub-underwriter will be identical to the corresponding versions thereof filed electronically by the Company with the Qualifying Authorities on SEDAR.

(e) Continued Compliance with Securities Laws. The Company will comply with the 1933 Act and the 1933 Act Regulations and the Canadian Securities Laws so as to permit the completion of the distribution of the Securities as contemplated in this Agreement, the General Disclosure Package and the Final Prospectuses. If, at any time prior to the filing of the U.S. Final Prospectus pursuant to General Instruction II.L of Form F-10, any event occurs as a result of which the General Disclosure Package would include any untrue statement of a material fact or would omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Company will (1) notify promptly the Representative so that any use of the General Disclosure Package may cease until it is amended or supplemented; (2) amend or supplement the General Disclosure Package to correct such statement or omission; and (3) supply any such amendment or supplement to the Representative in such quantities as the Representative may reasonably request. If at any time when a prospectus is required by the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the reasonable opinion of counsel for the Underwriters and the Sub-underwriter or for the Company, to amend the Registration Statement, file a new registration statement or amend or supplement the Final Prospectuses in order that the Final Prospectuses contain full, true and plain disclosure of all material facts relating to the Company and the Securities and contain no misrepresentation (as defined under Canadian Securities Laws) and do not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances under which they were made, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement, file a new registration statement or amend, supplement or revise, as applicable the U.S. Base Prospectus, the Canadian Base Prospectus or the Final Prospectuses in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations or the Canadian Securities Laws, the Company will (i) promptly prepare and file with the Commission and the Qualifying Authorities, subject to Section 3(b), such amendment, supplement or new registration statement as may be necessary to correct such statement or omission or to effect such compliance, (ii) if applicable, use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in the offering of the Securities, and (iii) furnish to the Underwriters and the Sub-underwriter such number of copies of such amendment or supplement (in the English and French languages, as applicable) as the Underwriters and the Sub-underwriter may reasonably request. If at any time following the issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the General Disclosure Package or the Final Prospectuses or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(f) Blue Sky Qualifications. The Company will use its best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representative may designate and to maintain such qualifications in effect for so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(g) Rule 158. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its shareholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters and the Sub-underwriter the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(h) Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the General Disclosure Package and the Final Prospectuses under “Use of Proceeds.”

(i) Listing. The Company will use its best efforts to satisfy any requirements of the TSX to the listing of the Common Shares and Warrant Shares offered hereby within the time specified by the TSX and will file or cause to be filed with the TSX all necessary documents in connection therewith. The Company will use its reasonable best efforts to maintain the quotation of the Common Shares on Nasdaq.

(j) Restriction on Sale of Securities. During a period of 60 days from the date of the Final Prospectuses, the Company will not, without the prior written consent of the Representative, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the 1933 Act or file a prospectus under applicable Canadian Securities Laws with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Securities to be sold hereunder, (B) any Common Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the General Disclosure Package or the Final Prospectuses, (C) any Common Shares issued or options to purchase Common Shares granted pursuant to plans of the Company referred to in the General Disclosure Package or the Final Prospectuses for employees, officers and directors of and consultants to the Company, and (D) any Common Shares or securities convertible into or exercisable for Common Shares to unaffiliated third parties in connection with or pursuant to joint ventures, collaborative arrangements, strategic alliances or similar transactions the primary purpose of which is not for capital raising; provided, however, that for purposes of this clause (D), (i) each recipient of such Common Shares or other securities shall have executed and delivered to the Representative an agreement substantially in the form of Exhibit D covering a period for the balance of the lock-up period and (ii) the aggregate number of Common Shares issued in such transactions (including Common Shares underlying convertible or exercisable securities), taken together, does not exceed 15% of the aggregate number of Common Shares outstanding immediately following the offering contemplated hereby. Notwithstanding the foregoing, if (1) during the last 17 days of the 60-day restricted period (A) the Company issues earnings results or (B) material news or a material event relating to the Company occurs or (2) prior to the expiration of the 60-day restricted period, the Company announces that it will release earnings results during the 16-day period following the last day of the 60-day restricted period, then in each case the restrictions imposed in this clause (j) shall continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event relating to the Company, as the case may be, unless the Representative waives, in writing, such extension.

(k) Reporting Requirements. The Company, during the period when a prospectus is required by the 1933 Act, the 1933 Regulations or applicable Canadian Securities Laws to be delivered in connection with sales of the Securities, the Company will file all documents required to be filed with (i) the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder, and (ii) the Qualifying Authorities in each of the Qualifying Jurisdictions in accordance with applicable Canadian Securities Laws.

(l) Translation Opinions. The Company shall cause Fasken Martineau DuMoulin LLP to deliver to the Underwriters and the Sub-underwriter customary opinions, dated the date of the filing of the French language versions of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, to the effect that the French language version of each such prospectus, together with each document incorporated by reference therein, is in all material respects a complete and accurate translation of the English language versions thereof (other than the financial statements and other financial data contained therein). The Company shall cause Fasken Martineau DuMoulin LLP to deliver to the Underwriters and the Sub-underwriter similar opinions as to the French language translation of any information contained in any Supplementary Material, in form and substance satisfactory to the Underwriters and the Sub-underwriter, prior to the filing thereof with the Qualifying Authorities.

(m) Translation Opinions — Financial Statements. The Company shall cause Ernst & Young LLP to deliver to the Underwriters and the Sub-underwriter customary opinions, dated the date of the filing of the French language versions of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, to the effect that the financial statements and other financial data contained in the French language version of each such prospectus, together with each document incorporated therein by reference, is in all material respects a complete and accurate translation of the English language versions thereof. The Company shall cause Ernst & Young LLP to deliver to the Underwriters and the Sub-underwriter similar opinions as to the French language translation of any financial information contained in any Supplementary Material, in form and substance satisfactory to the Underwriters and the Sub-underwriter, prior to the filing thereof with the Qualifying Authorities.

(n) Issuer Free Writing Prospectuses. The Company represents and agrees that, unless it obtains the prior consent of the Representative, and each Underwriter and the Sub-underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representative, it has not made and will not make any offer relating to the Securities that would constitute an “issuer free writing prospectus,” as defined in Rule 433, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by the Representative or by the Company and the Representative, as the case may be, is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping.

(o) Passive Foreign Investment Corporation. Following completion of the Company’s fiscal year ending December 31, 2010, the Company shall make a determination as to whether it was a “passive foreign investment company” within the meaning of Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the “Code”), for the preceding fiscal year, including any qualifications, and the Company shall promptly report such determination in the next filing of an annual report with the SEC. If requested by a shareholder, the Company shall provide such shareholder with the necessary information to make a “qualified electing fund” election as defined under the Code; provided, however, that nothing in this Section 4(o) shall be interpreted as an undertaking to qualify as a “passive foreign investment company.”

SECTION 4. Payment of Expenses.

(a) Expenses. The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, translation, printing and filing of the Registration Statement (including the prospectuses contained therein, the financial statements and exhibits and the Form F-X) as originally filed and of each amendment thereto, the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Preliminary Prospectuses, the Final Prospectuses, any Issuer Free Writing Prospectuses and any amendments or supplements to any of the foregoing (including any Supplementary Material), and the cost of printing and furnishing copies thereof to the Underwriters and the Sub-underwriter, (ii) the preparation, printing and delivery to the Underwriters and the Sub-underwriter of this Agreement, any Agreement among Underwriters and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters and the Sub-underwriter, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters and the Sub-underwriter, (iv) the fees and disbursements of the Company’s Canadian and U.S. counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters (but in any event not to exceed $1,000) in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters and the Sub-underwriter of copies of the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses, any Issuer Free Writing Prospectus and any amendments or supplements thereto (including any Supplementary Material) and any costs associated with electronic delivery of any of the foregoing by the Underwriters and the Sub-underwriter to investors, (vii) the fees and expenses of any transfer agent or registrar for the Securities (including the Warrant Agent), (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and 50% of the pre-approved cost of aircraft chartered in connection with the road show, (ix) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters and the Sub-underwriter (but in any event not to exceed $15,000) in connection with, the review by the Financial Industry Regulatory Authority, Inc. (“FINRA”) of the terms of the sale of the Securities, and (xi) the fees and expenses incurred in connection with the listing of the Securities on the TSX and Nasdaq.

(b) Termination of Agreement. If this Agreement is terminated by the Representative in accordance with the provisions of Section 5 or Section 9(a)(i) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses reasonably incurred, including the reasonable fees and disbursements of U.S. and Canadian counsel for the Underwriters and the Sub-underwriter.

SECTION 5. Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company or any subsidiary of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a) Canadian Filings. The Company is relying upon the rules and procedures established pursuant to the Canadian Shelf Procedures. The Canadian Preliminary Base Prospectus and the Canadian Base Prospectus have been filed with the Qualifying Authorities and a Passport Decision Document has been issued by the Reviewing Authority in its capacity as principal regulator under the Passport System on its own behalf and on behalf of the Qualifying Authorities relating to the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus, respectively, and has not been revoked. The Canadian Preliminary Prospectus shall have been filed with the Qualifying Authorities in accordance with the Canadian Shelf Procedures. The Canadian Final Prospectus shall have been filed with the Qualifying Authorities within the applicable time period prescribed hereby and in accordance with the Canadian Shelf Procedures; all other steps or proceedings shall have been taken that may be necessary in order to qualify the Securities for distribution to the public in each of the Qualifying Jurisdictions; and no order suspending the distribution of the Securities shall have been issued by any of the Qualifying Authorities and no proceedings for that purpose shall have been instituted or threatened, and any request on the part of any Qualifying Authority for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters and the Sub-underwriter.

(b) U.S. Filings. The Registration Statement shall be effective and the U.S. Preliminary Prospectus shall have been filed with the Commission in accordance with General Instruction II.L of Form F-10. The U.S. Final Prospectus shall have been filed with the Commission within the applicable time period prescribed hereby, and in accordance with General Instruction II.L of Form F-10; no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters and the Sub-underwriter.

(c) Opinion of Canadian Counsel for Company. At the Closing Time, the Representative shall have received the favorable opinion, dated as of the Closing Time, of Fasken Martineau DuMoulin LLP, Canadian counsel for the Company, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriter, together with signed or reproduced copies of such opinion for each of the Underwriters and the Sub-underwriter to the effect set forth in Exhibit A. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

(d) Opinion of United States Counsel for Company. At the Closing Time, the Representative shall have received the favorable opinion, dated as of the Closing Time, of Goodwin Procter LLP, United States counsel for the Company, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriter, together with signed or reproduced copies of such opinion for each of the Underwriters and the Sub-underwriter to the effect set forth in Exhibit B. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

(e) Opinion of Irish Counsel for Company. At the Closing Time, the Representative shall have received the favorable opinion, dated as of the Closing Time, of Eugene F. Collins Solicitors, Irish counsel for the Company, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriter, together with signed or reproduced copies of such opinion for each of the Underwriters and the Sub-underwriter to the effect set forth in Exhibit C.

(f) Opinion of Canadian Counsel for the Underwriters and the Sub-underwriter. At the Closing Time, the Representative shall have received the favorable opinion, dated as of the Closing Time, of Stikeman Elliott LLP, Canadian counsel for the Underwriters and the Sub-underwriter, together with signed or reproduced copies of such letter for each of the Underwriters and the Sub-underwriter, in form and substance satisfactory to the Representative. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the laws of the Provinces of Ontario, British Columbia, Alberta and Québec, and the federal laws of Canada applicable therein, upon the opinions of counsel satisfactory to the Representative. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

(g) Opinion of United States Counsel for the Underwriters and the Sub-underwriter. At the Closing Time, the Representative shall have received the favorable opinion, dated as of the Closing Time, of Wilmer Cutler Pickering Hale and Dorr LLP, United States counsel for the Underwriters and the Sub-underwriter, together with signed or reproduced copies of such letter for each of the Underwriters and the Sub-underwriter, in form and substance satisfactory to the Representative. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States and the General Corporation Law of the State of Delaware, upon the opinions of counsel satisfactory to the Representative. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

(h) Translation Opinion — Financial Statements. At the Closing Time, the Representative shall have received the opinion, dated as of the Closing Time, of Ernst & Young LLP, contemplated by Section 3(m) hereof in a customary form and substance satisfactory to the Representative.

(i) Officers’ Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the General Disclosure Package or the Final Prospectuses, any material adverse change in or affecting the business, management, properties, assets, rights, operations, condition (financial or otherwise) or prospects of the Company and its subsidiaries taken as a whole, whether or not arising in the ordinary course of business, and the Representative shall have received a certificate of the President or a Vice President of the Company and of the Chief Financial Officer of the Company, dated as of the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to their knowledge, contemplated by the Commission and (v) no order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Securities or any other securities of the Company has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by any Qualifying Authorities in Canada.

(j) Accountant’s Comfort Letters.

(i) At the time of the execution of this Agreement, the Representative shall have received from Ernst & Young LLP a letter dated such date, in form and substance satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters and the Sub-underwriter containing statements and information of the type ordinarily included in accountants’ “comfort letters” to U.S. and Canadian underwriters with respect to the financial statements and certain financial information relating to the Company and its subsidiaries contained in the Registration Statement and the General Disclosure Package.

(ii) At the time of the filing of the Final Prospectuses with the Commission and the Qualifying Authorities, the Representative shall have received from Ernst & Young LLP a letter dated such date, in form and substance satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters and the Sub-underwriter statements and information of the type ordinarily included in accountants’ “comfort letters” to

U.S. and Canadian underwriters with respect to the financial statements and certain financial information relating to the Company and its subsidiaries contained in the Registration Statement and the Final Prospectuses.

(k) Bring-down Comfort Letter. At the Closing Time, the Representative shall have received from Ernst & Young LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (j) of this Section, except that the “specified date” referred to shall be a date not more than three business days prior to the Closing Time.

(l) Approval of Listing. At the Closing Time, the Common Shares shall have been conditionally approved for listing on the TSX, subject only to satisfaction of customary listing conditions on or before February 18, 2010. At the Closing Time, the Common Shares shall have been listed on the Nasdaq Global Market.

(m) No Objection. FINRA shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements.

(n) Lock-up Agreements. At the date of this Agreement, the Representative shall have received an agreement substantially in the form of Exhibit D hereto signed by the persons listed on Schedule F hereto.

(o) Warrant Agreement. At the Closing Time, the Warrant Agreement shall have been duly executed by the Company and the Warrant Agent.

(p) Conditions to Purchase of Option Securities. In the event that the Underwriters and the Sub-underwriter exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company and any subsidiary of the Company shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representative shall have received:

(i) Officers’ Certificate. A certificate, dated such Date of Delivery, of the President or a Vice President of the Company and of the chief financial or chief accounting officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(i) hereof remains true and correct as of such Date of Delivery.

(ii) Opinion of Canadian Counsel for Company. The favorable opinion of Fasken Martineau DuMoulin LLP, Canadian counsel for the Company, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriter, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(c) hereof.

(iii) Opinion of United States Counsel for Company. The favorable opinion of Goodwin Procter LLP, United States counsel for the Company, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriter, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(d) hereof.

(x) Opinion of Canadian Counsel for the Underwriters and the Sub-underwriter. The favorable opinion of Stikeman Elliott LLP, counsel for the Underwriters and the Sub-underwriter, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(f) hereof.

(xi) Opinion of United States Counsel for the Underwriters and the Sub-underwriter. The favorable opinion of Wilmer Cutler Pickering Hale and Dorr LLP, United States counsel for the Underwriters and the Sub-underwriter, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(g) hereof.

(xii) Bring-down Comfort Letter. A letter from Ernst & Young LLP, in form and substance satisfactory to the Representative and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the Representative pursuant to Section 5(k) hereof, except that the “specified date” in the letter furnished pursuant to this paragraph shall be a date not more than five days prior to such Date of Delivery.

(q) Additional Documents. At the Closing Time and at each Date of Delivery counsel for the Underwriters and the Sub-underwriter shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representative and counsel for the Underwriters and the Sub-underwriter.

(r) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters and the Sub-underwriter to purchase the relevant Option Securities, may be terminated by the Representative by notice to the Company at any time at or prior to the Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

SECTION 6. Indemnification.

(a) Indemnification of Underwriters and the Sub-underwriter. The Company agrees to indemnify and hold harmless each Underwriter and the Sub-underwriter and their respective affiliates, as such term is defined in Rule 501(b) under the 1933 Act (each, an “Affiliate”), their respective selling agents and each person, if any, who controls any Underwriter or Sub-underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in the Canadian Preliminary Base Prospectus, the U.S. Base Prospectus, the Canadian Base Prospectus, the Preliminary Prospectuses, the Final Prospectuses or any Issuer Free Writing Prospectus (or in any amendment thereof or supplement thereto, including any Supplementary Material), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or any misrepresentation (as defined under Canadian Securities Laws) contained in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus or any Supplementary Material;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, any such alleged untrue statement or omission or any such misrepresentation; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company;

(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of Canadian and U.S. counsel chosen by the Representative), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, any such alleged untrue statement or omission or any such misrepresentation, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission, alleged untrue statement or omission or misrepresentation made in reliance upon and in conformity with written information furnished to the Company by any Underwriter or the Sub-underwriter through the Representative, which information relates solely to the Underwriters or the Sub-underwriter and is intended expressly for use in the Registration Statement, the Canadian Preliminary Base Prospectus, the U.S. Base Prospectus, the Canadian Base Prospectus, the Preliminary Prospectuses, the Final Prospectuses or any Issuer Free Writing Prospectus (or in any amendment thereof or supplement thereto, including any Supplementary Material).

(b) Indemnification of Company, Directors and Officers. Each Underwriter and the Sub-underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement, the Canadian Preliminary Base Prospectus, the U.S. Base Prospectus, the Canadian Base Prospectus, the Preliminary Prospectuses, the Final Prospectuses or any Issuer Free Writing Prospectus (or in any amendment thereof or supplement thereto, including any Supplementary Material) in reliance upon and in conformity with written information furnished to the Company by such Underwriter or Sub-underwriter through the Representative expressly for use therein.

(c) Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representative, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters and the Sub-underwriter on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters and the Sub-underwriter on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Underwriters and the Sub-underwriter on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting fee received by the Underwriters, in each case as set forth on the cover of the Final U.S. Prospectus bear to the aggregate initial public offering price of the Securities as set forth on the cover of the Final U.S. Prospectus.

The relative fault of the Company on the one hand and the Underwriters and the Sub-underwriter on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact, omission or alleged omission to state a material fact or misrepresentation relates to information supplied by the Company or by the Underwriters and the Sub-underwriter and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation.

The Company, the Underwriters and the Sub-underwriter agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters and the Sub-underwriter were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section

7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter or Sub-underwriter shall be required to contribute any amount in excess of the underwriting discounts and commissions applicable to the Securities purchased by such Underwriter or Sub-underwriter.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter or the Sub-underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter’s and Sub-underwriter’s Affiliates and selling agents shall have the same rights to contribution as such Underwriter and Sub-underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint. The Sub-underwriter’s obligation to contribute pursuant to this Section 7 is in proportion to the number of Initial Securities it purchased from Deutsche Bank Securities Inc.

SECTION 8. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or the Sub-underwriters or their respective Affiliates or selling agents, any person controlling any Underwriter or the Sub-underwriter, their respective officers or directors, or any person controlling the Company and (ii) delivery of and payment for the Securities.

SECTION 9. Termination of Agreement.

(a) Termination; General. This Agreement may be terminated by the Representative by notice to the Company (a) at any time prior to the Closing Date or any Date of Delivery (if different from the Closing Date and then only as to Option Securities) if any of the following has occurred: (i) since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Final Prospectuses, any material adverse change in or affecting the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise) or prospects of the Company and its subsidiaries taken as a whole, whether or not arising in the ordinary course of business, (ii) any outbreak or escalation of hostilities or declaration of war or national emergency or other national or international calamity or crisis or change in economic or political conditions if the effect of such outbreak, escalation, declaration, emergency, calamity, crisis or change on the financial markets of the United States or Canada would, in the judgment of the Representative, make it impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, (iii) suspension of trading in securities generally on the New York Stock Exchange, the American Stock Exchange, the TSX or Nasdaq or limitation on prices (other than limitations on hours or numbers of days of trading) for securities on any such exchange, (iv) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority which in your opinion materially and adversely affects or may materially and adversely affect the business or operations of the Company, (v) the declaration of a banking moratorium by United States, Canadian federal or New York State authorities, or (vi) the suspension of trading of the Company’s common stock by the TSX, Nasdaq, the Commission, any Qualifying Authority or any other governmental authority.

(b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

SECTION 10. Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters or Sub-underwriter, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24-hour period, then:

(i) if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii) if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase and of the Company to sell the Option Securities to be purchased and sold on such Date of Delivery shall terminate without liability on the part of any non-defaulting Underwriter or Sub-underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Company to sell the relevant Option Securities, as the case may be, either the (i) Representative or (ii) the Company shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the Final Prospectuses or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.

SECTION 11. Agent for Service; Submission to Jurisdiction; Waiver of Immunities. By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation Systems (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any U.S. federal or state court in the State of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the jurisdiction of any New York state or U.S. federal court located in the Borough of Manhattan, the City of New York, New York, in any suit or proceeding arising out of or related to this Agreement, and (iii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company (mailed or delivered to CT Corporation Systems at 111 8th Avenue, 13th Floor, New York, New York 10011), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Securities shall be outstanding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

SECTION 12. Tax Disclosure. Notwithstanding any other provision of this Agreement, immediately upon commencement of discussions with respect to the transactions contemplated hereby, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure. For purposes of the foregoing, the term “tax treatment” is the purported or claimed United States or Canadian federal income tax treatment of the transactions contemplated hereby, and the term “tax structure” includes any fact that may be relevant to understanding the purported or claimed United States or Canadian federal income tax treatment of the transactions contemplated hereby.

SECTION 13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor New York, New York 10005; Attention: Syndicate Manager, with a copy to Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005; Attention: General Counsel, and Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, New York 10022; Attention: Stuart R. Nayman, and to Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada M5L 1B9; Attention: Brian M. Pukier and Benoît C. Dubord; and notices to the Company shall be directed to it at Labopharm inc., 480 Armand-Frappier Blvd., Laval, Québec, Canada H7V 4B4; Attention: Chief Financial Officer and Vice-President, General Counsel and Corporate Secretary, with a copy to Fasken Martineau DuMoulin LLP, Stock Exchange Tower, Suite 3700, P.O. Box 242, 800 Place-Victoria, Montréal, Québec, Canada H4Z 1E9; Attention: Louis-François Hogue and to Goodwin Procter LLP, Exchange Place, 53 State Street, Boston, Massachusetts 02109; Attention: Lawrence S. Wittenberg.

SECTION 14. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters and the Sub-underwriter, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each of the Underwriters and the Sub-underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter or Sub-underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter or Sub-underwriter has advised or is currently advising the Company on other matters) and no Underwriter or Sub-underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters, the Sub-underwriter and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters and the Sub-underwriter have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 15. Parties. This Agreement shall each inure to the benefit of and be binding upon the Underwriters, the Sub-underwriter and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Sub-underwriter and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Sub-underwriter and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter or Sub-underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 16. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 17. TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 18. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 19. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 20. Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “Judgment Currency”) other than United States or Canadian dollars, the Company will indemnify each Underwriter and the Sub-underwriter against any loss incurred by such Underwriter or Sub-underwriter as a result of any variation as between (i) the rate of exchange at which the United States or Canadian dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter or Sub-underwriter is able to purchase United States or Canadian dollars with the amount of Judgment Currency actually received by such Underwriter or Sub-underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States or Canadian dollars.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters, the Sub-underwriter and the Company in accordance with its terms.

Very truly yours, LABOPHARM INC.

By	/s/ MARK D’SOUZA
Name: Mark D’Souza
Title: Senior Vice President and CFO

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

DEUTSCHE BANK SECURITIES INC. As Representative of the several Underwriters listed on Schedule A

By:	Deutsche Bank Securities Inc.

By	/s/ AUTHORIZED OFFICER
Authorized Officer

By	/s/ AUTHORIZED OFFICER
Authorized Officer

SCHEDULE A

Name of Underwriter	Number of Initial Securities

Deutsche Bank Securities Inc.	7,647,060
Canaccord Adams Inc.	1,764,706
Canaccord Financial Ltd.	1,764,706
Dundee Securities Corporation	294,117
Versant Partners Inc.	294,117

Total	11,764,706

Sch A-1

SCHEDULE B

LABOPHARM INC.

11,764,706 Units

(Each Unit Consisting of 1 Common Share and

a Warrant to Purchase 0.5 Common Shares)

1. The public offering price per Unit for the Securities, determined as provided in Section 2, shall be US$1.70.

2. The purchase price per Unit for the Securities to be paid by the several Underwriters shall be US$1.598, being an amount equal to the offering price set forth above less US$0.102 per Unit; provided that the purchase price per Unit for any Option Securities purchased upon the exercise of the overallotment option described in Section 2(b) shall be reduced by an amount equal to the per share amount of any dividends or distributions declared by the Company and payable in respect of any Initial Securities but not payable in respect of any Option Securities.

Sch B - 1

SCHEDULE C

Price per Unit:	US$1.70

Offering size:	11,764,706 Units or 13,529,412 Units if the Underwriters exercise their over-allotment option in full

Unit:	1 Common Share and a Warrant to Purchase 0.5 Common Shares

Warrant Exercise Price:	US$2.30 per Warrant Share

Underwriting Discount and Commissions:	6%

Sch C - 1

SCHEDULE D

None

Sch D - 1

SCHEDULE E

List of Subsidiaries

Labopharm Europe Limited

Labopharm (Barbados) Ltd.

Labopharm Cyprus Limited

Labopharm USA, Inc.

Sch E - 1

SCHEDULE F

James R. Howard-Tripp

Mark D’Souza

Frédéric Despars

Anthony C. Playle

Mary Anne Heino

Damon Smith

Gregory M.C. Orleski

Santo J. Costa

Julia R. Brown

Richard J. MacKay

Frédéric Porte

Lawrence E. Posner

Jacques L. Roy

Rachel R. Selisker

Sylvain Guenette

Sch F - 1

Exhibit A

FORM OF OPINION OF COMPANY’S CANADIAN COUNSEL

TO BE DELIVERED PURSUANT TO SECTION 5(b)

Exhibit B

FORM OF OPINION OF COMPANY’S UNITED STATES COUNSEL

TO BE DELIVERED PURSUANT TO SECTION 5(c)

Exhibit C

FORM OF OPINION OF COMPANY’S IRISH COUNSEL

TO BE DELIVERED PURSUANT TO SECTION 5(j)

Exhibit D

FORM OF LOCK-UP AGREEMENT

Exhibit 99.2

WARRANT AGREEMENT

THIS WARRANT AGREEMENT (this “Agreement”), dated as of Feburary     , 2010, is entered into by and between Labopharm inc., a company incorporated under Part IA of the Companies Act (Québec) (the “Company”), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada and authorized to carry on business in all provinces of Canada (the “Warrant Agent”).

WHEREAS, the Company is engaged in a public offering (the “Public Offering”) of units (the “Units”), each Unit consisting of one common share, without par value, of the Company (the “Common Shares”) and a Warrant to purchase 0.5 of a Common Share (collectively, the “Warrants”);

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants;

WHEREAS, all acts and things have been done and performed that are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement; and

WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Warrant Agent.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement. The terms of Annex A (Concerning the Warrant Agent) are hereby incorporated into this Agreement by reference.

2. Warrants.

2.1 Form of Warrant. Each Warrant shall be issued in “book-entry only” form to the Depository Trust Company (“DTC”) or CDS Clearing and Depository Services, Inc. (“CDS”), as applicable, or in registered form.

2.2 Book Entry Form. If the Warrants are issued in “book-entry only” form to DTC or CDS, as applicable, such warrants may be exercised by notifying a broker who is a DTC or CDS participant prior to the expiry of such Warrants and providing payment of the exercise price for the number of Common Shares being exercise, as set forth below.

2.3 Registered Form. If the Warrants are issued in registered form, (a) the Warrant will be issued in substantially the form set forth on Exhibit A attached hereto (the “Warrant Certificate”), the provisions of which are incorporated herein, and (b) shall be signed by, or bear the facsimile signature of, the President and the Secretary of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance. Unless and until countersigned by the Warrant Agent pursuant to this Agreement, a Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.

2.4 Registration.

2.4.1 Warrant Register. If the Warrants are issued in fully registered form, the Warrant Agent shall maintain books (the “Warrant Register”) for the registration of the original issuance and transfers of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company.

2.4.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant shall be registered upon the Warrant Register (the “registered holder”), as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on the Warrant Certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

3. Terms and Exercise of Warrants.

3.1 Exercise Price. Each Warrant shall, when countersigned by the Warrant Agent, entitle the registered holder thereof, subject to the provisions of such Warrant and of this Warrant Agreement, to purchase from the Company the number of Common Shares stated therein, at the price of $2.30 per whole share (the “Exercise Price”), subject to the adjustments provided in Section 4 hereof .

3.2 Duration of Warrants. A Warrant may be exercised only during the period (“Exercise Period”) commencing six months from the original date of issuance and terminating at 5:30 p.m., New York City time three years from the original date of issuance (the “Expiration Date”). Each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at the close of business on the Expiration Date.

3.3 Exercise of Warrants.

(a) If an effective U.S. registration statement is then available for the issuance of the Warrant Shares, a registered holder may exercise the Warrants through a cash exercise (a “Cash Exercise”) or, if an effective registration statement is not then available for the issuance of the Warrant Shares, through a cashless exercise (a “Cashless Exercise”) pursuant to Section 3.3(b) below.

(b) The registered holder may effect a Cashless Exercise by surrendering Warrant Certificates to the Warrant Agent and noting on the Form of Election to Purchase that the registered holder wishes to effect a Cashless Exercise, upon which the Company shall issue, or cause to be issued, to the registered holder the number of Warrant Shares determined as follows:

X = Y x [(A-B)/A]
where:
X = the number of Warrant Shares to be issued to the registered holder;

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Y = the number of Warrant Shares with respect to which the Warrant Certificates are being exercised;

A = the volume weighted average price (“VWAP”) of the Common Shares for the five (5) consecutive trading days ending on the date immediately preceding the Date of Exercise; and

B = the Exercise Price.

“VWAP” means, (i) if the Common Shares are then listed or quoted on the NASDAQ Global Market (the “NASDAQ”), the volume weighted average price for such date (or the nearest preceding date) on the NASDAQ as reported by Bloomberg Financial Markets; (b) if the Common Shares are not then listed or quoted on the NASDAQ, the volume weighted average price for such date (or the nearest preceding date) on the The Toronto Stock Exchange (the “TSX”) as reported in the TSX’s Historical Data Access database, with the value used being calculated in Canadian dollars and then converted to United States dollars based on the Bank of Canada’s nominal noon exchange rate for Canadian to United States dollars on such date; (c) if the Common Shares are not then listed or quoted on either the NASDAQ or the TSX, the volume weighted average price for such date (or the nearest preceding date) on the OTC Bulletin Board; (d) if the Common Shares are not then listed or quoted on a NASDAQ, TSX or the OTC Bulletin Board and if prices for the Common Shares are then reported in the “Pink Sheets” published by Pink OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported; or (d) in all other cases, the fair market value of a Common Share as determined by the Board of Directors of the Company in good faith. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(c) At such times, and upon such representations and agreements, if applicable, upon surrender of a Warrant Certificate and delivery of the Form of Election to Purchase (with the Warrant Shares Exercise Log attached) to the Warrant Agent at its address for notice set forth in Section 9.2 hereof, and, in the case of a Cash Exercise, upon payment of the Exercise Price multiplied by the number of Warrant Shares that the registered holder intends to purchase thereunder (which must be a whole number) (the “Aggregate Exercise Price”), the Company shall promptly issue and deliver to the registered holder a certificate for the Warrant Shares issuable upon such exercise. Any Person so designated by the registered holder to receive Warrant Shares, as evidenced by a Medallion Guarantee, shall be deemed to have become holder of record of such Warrant Shares as of the Date of Exercise of the relevant Warrant Certificate. For so long as there is a then effective registration statement covering the issuance of the Warrant Shares or if a registered holder effects a Cashless Exercise, the Warrant Shares shall be issued free of all restrictive legends, and the Company shall, upon request of the registered holder, if available, use commercially reasonable efforts to deliver Warrant Shares hereunder electronically through DTC, CDS or another established clearing corporation performing similar functions. If fewer than all Warrant Shares issuable upon exercise of the relevant Warrant Certificate are purchased on such Date of Exercise, then the Company will execute and deliver to the registered holder or its assigns a New Warrant Certificate (dated the date thereof) evidencing the unexercised portion of the relevant Warrant Certificate.

3.3.1 Valid Issuance. All Common Shares issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and nonassessable.

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3.3.2 Date of Issuance. Each person in whose name any such certificate for Common Shares is issued shall for all purposes be deemed to have become the holder of record of such shares on the date on which the Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

4. Adjustments.

4.1 Stock Dividends and Splits. If the Corporation, at any time while Warrants are outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Shares into a larger number of shares, (iii) combines or consolidates (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares, or (iv) issues by reclassification of the Common Shares any shares of capital stock of the Corporation, then in each such case (a) the Exercise Price per Common Share shall be multiplied by a fraction, the numerator of which shall be the number of Common Shares outstanding immediately before such event and the denominator of which shall be the number of Common Shares outstanding immediately after such event, and (b) the total number of Common Shares issuable upon exercise of each Warrant shall be adjusted by multiplying the total number of Common Shares issuable upon exercise of each Warrant immediately prior to such event by a fraction, the numerator of which shall be the number of Common Shares outstanding immediately after such event and the denominator of which shall be the number of Common Shares outstanding immediately before such event. Any adjustment made pursuant to this Section 4.1 shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, consolidation or re-classification.

4.2 Pro Rata Distributions. If the Company, at any time while the Warrants are outstanding, distributes to all holders of Common Shares for no consideration (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Shares covered by the preceding paragraph) or (iii) rights, options or warrants to subscribe for or purchase any security, or (iv) any other asset (including cash or cash dividends) (in each case, “Distributed Property”), then, upon any exercise of the Warrants that occurs after the record date fixed for determination of stockholders entitled to receive such distribution, the registered holder shall be entitled to receive, in addition to the Warrant Shares otherwise issuable upon such exercise (if applicable), the Distributed Property that such registered holder would have been entitled to receive in respect of such number of Warrant Shares had the registered holder been the record holder of such Warrant Shares immediately prior to such record date without regard to any limitation on exercise contained therein.

4.3 Fundamental Transactions. If (i) the Company effects any merger or consolidation of the Company with or into another Person, in which the Company is not the survivor or the stockholders of the Company immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50.1% of the voting securities of the surviving entity, (ii) the Company effects any sale, lease, assignment, transfer, conveyance or other distribution of all or substantially all of its assets is acquired by a third party, in each case, in one or a series of related transactions, (iii) any direct or indirect purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which at least a majority of the holders of Common Shares are permitted to tender or exchange their shares for other securities, cash or property, (iv) the Company, directly or indirectly, in one or more

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related transactions, effects any reorganization, recapitalization or reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of Common Shares covered by Section 4.1 above), or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person whereby such other person acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination) (in any such case, a “Fundamental Transaction”), then the registered holder shall have the right thereafter to receive, upon exercise of the Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of the Warrant without regard to any limitations on exercise contained in the Warrant (the “Alternate Consideration”). The Company shall not effect any such Fundamental Transaction unless prior to or simultaneously with the consummation thereof, any successor to the Company, surviving entity or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or Person shall assume the obligation to deliver to the registered holder, such Alternate Consideration as, in accordance with the foregoing provisions, the registered holder may be entitled to receive, and the other obligations under the Warrant.

4.5 Notices of Changes in Warrant. Upon every adjustment of the Exercise Price or the number of shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2 and 4.3, then, in any such event, the Company shall give written notice to each Warrant holder, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event, and, upon written request, provide such holder with a copy of the notice provided to the Warrant Agent. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.6 No Fractional Shares. Notwithstanding any provision contained in this Warrant Agreement to the contrary, the Company shall not issue fractional shares upon exercise of Warrants. If the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number the number of Common Shares to be issued to the Warrant holder and shall pay the holder in cash the fair market value (based on the Closing Sales Prices) for any such fractional shares.

4.7 General; TSX Approval. For greater certainty and notwithstanding any other provision hereof, no adjustment shall be made to any term or feature of any Warrant in the event the Companny issues or obligates itself to issue for consideration any new shares or other securities to any person, whether by way of public offering, private placement or otherwise. In addition, all adjustments effected hereunder shall be subject to prior approval of the TSX.

5. Transfer and Exchange of Warrants.

5.1 Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant in the Warrant Register, upon surrender of such Warrant for transfer and the Transfer Form, properly endorsed with signatures medallion guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal

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aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. The Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

5.2 Charges, Taxes and Expenses. No charges shall be made for any issuance and delivery of Common Shares upon exercise of the Warrant for any issue or transfer tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such shares, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the registration of any Warrant Shares or the Warrants in a name other than that of the registered holder or an affiliate thereof. The registered holder shall be responsible for all other tax liability that may arise as a result of holding or transferring the Warrant or receiving Warrant Shares upon exercise hereof.

5.3 Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

6. Other Provisions Relating to Rights of Holders of Warrants.

6.1 No Rights as Stockholder. A Warrant does not entitle the registered holder thereof to any of the rights of a stockholder of the Company, including the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

6.2 Lost, Stolen, Mutilated, or Destroyed Warrants. If a Warrant is mutilated, lost, stolen or destroyed, the Company and the Warrant Agent shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution for the Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, a customary and reasonable indemnity or surety bond, if requested by the Company.

6.3 Reservation of Common Share. The Company shall at all times reserve and keep available a number of its authorized but unissued Common Shares that will be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

7. Concerning the Warrant Agent and Other Matters.

7.1 Payment of Taxes. The Company will from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Common Shares upon the exercise of Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such shares.

7.2 Resignation, Consolidation, or Merger of Warrant Agent.

7.2.1 Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such

6

appointment within a period of 30 days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of the Warrant (who shall, with such notice, submit his, her or its Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

7.2.2 Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the transfer agent for the Common Shares not later than the effective date of any such appointment.

7.2.3 Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

7.3 Fees and Expenses of Warrant Agent.

7.3.1 Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and will reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

7.3.2 Further Assurances. The Company agrees to perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

7.4 Liability of Warrant Agent.

7.4.1 Reliance on Company Statement. Whenever in the performance of its duties under this Warrant Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the President or Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

7.4.2 Indemnity. The Warrant Agent shall be liable hereunder only for its own negligence, willful misconduct or bad faith. The Company agrees to indemnify the Warrant Agent and

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save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except as a result of the Warrant Agent’s negligence, willful misconduct or bad faith.

7.4.3 Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant; nor shall it be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued pursuant to this Agreement or any Warrant or as to whether any Common Shares will when issued be valid and fully paid and nonassessable.

7.5 Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and, among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all moneys received by the Warrant Agent for the purchase of Common Shares through the exercise of Warrants.

8. Limitations on Exercise.

8.1 Notwithstanding anything to the contrary contained herein, the number of Warrant Shares that may be acquired by the registered holder upon any exercise of the Warrant (or otherwise in respect hereof) shall be limited to the extent necessary to ensure that, following such exercise (or other issuance), the total number of Common Shares then beneficially owned by the registered holder and its affiliates and any other persons whose beneficial ownership of Common Shares would be aggregated with the registered holder’s for purposes of Section 13(d) of the Exchange Act, does not exceed 4.99% of the total number of issued and outstanding Common Shares (including for such purpose the Common Shares issuable upon such exercise). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 8.1, in determining the number of outstanding Common Shares, a registered holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent audited annual or unaudited interim consolidated financial statements and/or accompanying management’s discussion and analysis filed with or furnished to the U.S. Securities and Exchange Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or its transfer agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a registered holder, the Company shall within two trading days confirm orally and in writing to the registered holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the registered holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. The Company’s obligation to issue Common Shares in excess of the limitation referred to in this Section shall be suspended (and, except as provided below, shall not terminate or expire notwithstanding any contrary provisions hereof) until such time, if any, as such Common Shares may be issued in compliance with such limitation; provided that if, as of 5:30 P.M., New York City time, on the Expiration Date, the Company has not received written notice that the Common Shares may be issued in compliance with such limitation, the Company’s obligation to issue such shares shall terminate. This provision shall not restrict the number of Common Shares which a registered holder may receive or beneficially own in order to determine the amount of securities or other consideration that such registered holder may receive in the event of a Fundamental Transaction as contemplated in Section 4.3 of this

8

Agreement. By written notice to the Company, the registered holder may waive the provisions of this Section but any such waiver will not be effective until the 61st day after such notice is delivered to the Company, nor will any such waiver affect any other registered holder.

8.2 Notwithstanding anything to the contrary contained herein, the number of Warrant Shares that may be acquired by the registered holder upon any exercise of this Warrant (or otherwise in respect hereof) shall be limited to the extent necessary to ensure that, following such exercise (or other issuance), the total number of Common Shares then beneficially owned by such registered holder and its affiliates and any other persons whose beneficial ownership of Common Shares would be aggregated with the registered holder’s for purposes of Section 13(d) of the Exchange Act, does not exceed 9.99% of the total number of issued and outstanding of Common Shares (including for such purpose the Common Shares issuable upon such exercise). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. The Company’s obligation to issue Common Shares in excess of the limitation referred to in this Section shall be suspended (and, except as provided below, shall not terminate or expire notwithstanding any contrary provisions hereof) until such time, if any, as such Common Shares may be issued in compliance with such limitation; provided that if, as of 5:30 P.M., New York City time, on the Expiration Date, the Company has not received written notice that the Common Shares may be issued in compliance with such limitation, the Company’s obligation to issue such shares shall terminate. This provision shall not restrict the number of Common Shares which a registered holder may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder may receive in the event of a Fundamental Transaction as contemplated in Section 4.3 of this Agreement. This restriction may not be waived.

9. Miscellaneous Provisions.

9.1 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2 Notices. Any notice, statement or demand authorized by this Warrant Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be delivered by hand or sent by registered or certified mail or overnight courier service, addressed (until another address is filed in writing by the Company with the Warrant Agent) as follows:

Labopharm inc.
480 Armand-Frappier Blvd.
Laval, Québec, Canada H7V 4B4
Attention:	Chief Financial Officer and
Vice-President, General Counsel and Corporate Secretary

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be delivered by hand or sent by registered or certified mail or overnight courier service, addressed (until another address is filed in writing by the Company with the Warrant Agent) as follows:

Computershare Trust Company of Canada

1500 University Street

7th Floor

Montreal Quebec H3A 3S8

Attention:

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Any notice, statement or demand authorized by this Agreement to be given or made by the Company or by the Warrant Agent to or on the holder of any Warrant shall be delivered by hand or sent by registered or certified mail or overnight courier service, addressed (until another address is filed in writing by the holder with the Warrant Agent) as set forth on the Warrant Register

Any notice, sent pursuant to this Warrant Agreement shall be effective, if delivered by hand, upon receipt thereof by the party to whom it is addressed, if sent by overnight courier, on the next business day of the delivery to the courier, and if sent by registered or certified mail on the third day after registration or certification thereof.

9.3 Applicable Law. The validity, interpretation and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.2 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

9.4 Persons Having Rights under this Agreement. Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the parties hereto and the registered holders of the Warrants any right, remedy, or claim under or by reason of this Warrant Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Warrant Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the registered holders of the Warrants.

9.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit his, her or its Warrant for inspection by it.

9.6 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Warrant Agreement and shall not affect the interpretation thereof.

9.8 Amendments. This Agreement may be amended by the parties hereto without the consent of any registered holder for the purpose of curing any ambiguity, or curing, correcting or

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supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders; provided that, in connection with any such amendment, the Warrant Agent may condition its agreement to such amendment upon delivery of an opinion of counsel reasonably satisfactory to the Warrant Agent. All other modifications or amendments, including any amendment to increase the Exercise Price or shorten the Exercise Period, shall require the written consent of the registered holders of a simple majority of the then outstanding Warrants.

9.9 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

LABOPHARM INC.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

Exhibit A

EXERCISABLE ON OR AFTER AUGUST     , 2010

AND ON OR BEFORE FEBRUARY     , 2013 (THE EXPIRATION DATE)

WARRANTS

TO ACQUIRE                      COMMON SHARES OF

LABOPHARM INC.

Warrant Certificate No.:	CUSIP:

This Warrant Certificate certifies that                             , or registered assigns, is the registered holder of a Warrant (the “Warrant”) to acquire from Labopharm inc., a company incorporated under Part IA of the Companies Act (Québec) (the “Company”), the number of fully paid and non-assessable Common Shares of the Company (the “Common Shares”) specified above for consideration equal to the Exercise Price (as defined in the Warrant Agreement) per Common Share. The Exercise Price and number of Common Shares and/or type of securities or property issuable upon exercise of the Warrant are subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement. The Warrant evidenced by this Warrant Certificate shall not be exercisable after and shall terminate and become void as of 5:30 P.M., New York time, on the Expiration Date.

The Warrant evidenced by this Warrant Certificate is part of a duly authorized issue of warrants expiring on the Expiration Date entitling the registered holder hereof to receive Common Shares, and is issued or to be issued pursuant to the Warrant Agreement dated February     , 2010 (the “Warrant Agreement”), duly executed and delivered by the Company to Computershare Trust Company of Canada, as warrant agent (the “Warrant Agent”, which term includes any successor Warrant Agent under the Warrant Agreement), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the registered holders (“Holders” meaning, from time to time, the registered holders of the warrant issued thereunder). To the extent any provisions of this Warrant Certificate conflicts with any provision of the Warrant Agreement, the provisions of the Warrant Agreement shall apply. A copy of the Warrant Agreement may be obtained by the Holder hereof upon written request to the Company at 480 Armand-Frappier Blvd., Laval, Québec, Canada H7V 4B4; Attention: Chief Financial Officer and Vice-President, General Counsel and Corporate Secretary. Capitalized terms not defined herein have the meanings ascribed thereto in the Warrant Agreement.

This Warrant may be exercised, in whole or in part, at any time on or after August     , 2010 and on or before February     , 2013 (the “Expiration Date”), subject to the terms of the Warrant Agreement including, but not limited to, Section 3 thereof, by surrendering this Warrant Certificate, with the Form of Election to Purchase set forth hereon properly completed and executed, together with payment of the Aggregate Exercise Price in accordance with Section 3 of the Warrant Agreement. Each exercise must be for a whole number of Warrant Shares. In the event that upon any exercise of the Warrant evidenced hereby the number of Common Shares acquired shall be less than the total number of Common Shares which may be purchased pursuant to this Warrant, there shall be issued to the Holder hereof or such Holder’s assignee a new Warrant Certificate evidencing the unexercised portion of this Warrant.

The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on this Warrant Certificate may, subject to certain conditions, be adjusted, and that upon the occurrence of certain events the number of Common Shares and/or the type of securities or other property issuable upon the exercise of this Warrant shall be adjusted. No fractions of a Common Share will be issued upon the exercise of this Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

Warrant Certificates, when surrendered at the office of the Warrant Agent by the registered Holder thereof in person or by such Holder’s legal representative or attorney duly appointed and authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate the right to purchase a like number of Warrant Shares.

Each taker and holder of this Warrant Certificate, by taking or holding the same, consents and agrees that the holder of this Warrant Certificate when duly endorsed in blank may be treated by the Company, the Warrant Agent and all other persons dealing with this Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby or the person entitled to the transfer hereof on the register of the Company maintained by the Warrant Agent, any notice to the contrary notwithstanding, provided that until such transfer on such register, the Company and the Warrant Agent may treat the registered Holder hereof as the owner for all purposes.

This Warrant does not entitle any Holder to any of the rights of a shareholder of the Company.

This Warrant and the Warrant Agreement are subject to amendment as provided in the Warrant Agreement.

This Warrant Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Warrant Agent.

[The remainder of this page has been left intentionally blank.]

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IN WITNESS WHEREOF, the undersigned have caused this Warrant Certificate to be executed as of the date set forth below.

LABOPHARM INC.

By:
Name:
Title:

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

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FORM OF ELECTION TO PURCHASE

To Labopahrm inc.:

In accordance with the Warrant Certificate enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to exercise the Warrant with respect to                      Warrant Shares in accordance with the terms of the Warrant Agreement.

1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

            a Cash Exercise; or

            a Cashless Exercise.

2. Payment of Exercise Price. In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall send pay the Aggregate Exercise Price, in lawful money of the United States, in cash, certified check or bank draft payable to the order of the Company (or as otherwise agreed to by the Company) delivered to the Warrant Agent, together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the Common Shares issuable upon this exercise be issued in the name of

Name:

Address:

Social Security or Tax I.D. No.:

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TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to

(full name of Transferee)	(full address of Transferee)

                                         Warrants of Labopharm inc. registered in the name of the undersigned on the records of Labopharm inc. represented by the Warrant Certificate attached and irrevocably appoints Computershare Trust Company of Canada the attorney of the undersigned to transfer the said securities on the books or register with full power of substitution.

DATED the          day of                         ,

Signature Guaranteed	(Signature of Special Warrantholder)

Instructions:

The signature of the warrantholder must be the signature of the person appearing on the face of this Warrant Certificate.

If the Transfer Form is signed on behalf of a corporation, partnership, association, or by an agent, trustee, executor, administrator, curator, guardian, attorney or any person acting in a judiciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

The signature on the Transfer Form must be guaranteed by an authorized officer of a chartered bank, trust company or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

Warrants shall only be transferable in accordance with applicable laws.

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ANNEX A

CONCERNING THE WARRANT AGENT

1.1	Rights and Duties of Warrant Agent

(a)	In the exercise of the rights and duties prescribed or conferred by the terms of this Warrant Agreement, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent Warrant Agent would exercise in comparable circumstances. No provision of this Warrant Agreement shall be construed to relieve the Warrant Agent from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct or bad faith or any material breach by it of its obligations or duties under this Warrant Agreement

(b)	The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the warrantholders hereunder shall be conditional upon the warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Warrant Agreement shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

(c)	The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the warrantholders, at whose instance it is acting to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

1.2	Evidence, Experts and Advisers

(a)	In addition to the reports, certificates, opinions and other evidence required by this Warrant Agreement, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as the Warrant Agent may reasonably require by written notice to the Company.

(b)	In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Warrant Agent pursuant to a request of the Warrant Agent, and that the Warrant Agent examines the same and determines that such evidence complies with the applicable requirements of this Warrant Agreement.

(c)	Whenever it is provided in this Warrant Agreement that the Company shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Company to have the Warrant Agent take the action to be based thereon.

(d)	Proof of the execution of an instrument in writing by any warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate.

(e)	The Warrant Agent may employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Warrant Agent.

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(f)	The Warrant Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or adviser, whether retained or employed by the Company or by the Warrant Agent, in relation to any matter arising in the administration of the trusts hereof.

1.3	Actions by Warrant Agent to Protect Interest

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the warrantholders.

1.4	Warrant Agent Not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Warrant Agreement or otherwise in respect of the premises.

1.5	Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to Warrant Agent it is expressly declared and agreed as follows:

(a)	the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Warrant Agreement or in the Warrant Certificates or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(b)	nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Warrant Agreement or any instrument ancillary or supplemental hereto;

(c)	the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d)	the Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of its covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Company; and

(e)	the Company hereby indemnifies and agrees to hold harmless the Warrant Agent, and its officers, directors, employees or agents from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including legal fees and disbursements of whatever kind and nature which may at any time be imposed on or incurred by or asserted against the Warrant Agent, whether groundless or otherwise, arising from or out of any act, omission or error of the Warrant Agent made in good faith in the conduct of its duties hereunder, provided that the Warrant Agent has met the standard of care, diligence and skill provided for in subsection 9.2(a) and, provided further, that the Company shall not be required to indemnify the Warrant Agent in the event of the negligence or wilful misconduct of the Warrant Agent, as provided in subsection 9.2(a), and this provision shall survive the resignation or removal of the Warrant Agent or the termination or discharge of this Warrant Agreement.

1.6	Maintenance of Records

Notwithstanding anything herein to the contrary, neither the Company nor the Warrant Agent nor any agent thereof shall have any responsibility or liability whatsoever for:

(a)	the electronic records maintained by the depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the depository or its nominee);

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(b)	for maintaining, supervising or reviewing any records of the depository or any book entry only participant relating to any such interest; or

(c)	any advice or representation made or given by the depository that relate to the rules and regulations of the depository or any action to be taken by the depository on its own direction or at the direction of any book entry only participant.

1.7	Conflict of Interest

(a)	The Warrant Agent represents to the Company that at the time of execution and delivery hereof no material conflict of interest exists between its role as a Warrant Agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor Warrant Agent approved by the Company and meeting the requirements set forth herein. Notwithstanding the foregoing provision, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Warrant Agreement and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(b)	Subject to the foregoing, the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any subsidiary of the Company without being liable to account for any profit made thereby.

1.8	Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

1.9	Warrant Agent Not Required to Give Notice of Default

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Warrant Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

1.10	Anti-Money Laundering

Each party to this Warrant Agreement other than the Warrant Agent hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Warrant Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Warrant Agreement has resulted in its being in non-compliance with any applicable anti-money

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laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the other parties to this Warrant Agreement, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

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